UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of FEBRUARY 2008.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: February 7, 2008                     /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                    FEBRUARY 7, 2008

                   TUMI RESOURCES UPDATES SWEDISH EXPLORATION
                         CORE DRILLING UNDERWAY AT SALA

VANCOUVER, CANADA - TUMI RESOURCES LIMITED ("TUMI" AND/OR THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). David Henstridge, President, updates the status of exploration in Sweden.

Tumi has a total of seventeen projects consisting of 29 leases totalling 21,310 hectares in the Bergslagen district of south-central Sweden. The Bergslagen district lies immediately to the north-west of Stockholm and covers an area of approximately 200 kms east-west by 150 kms north-south. The Bergslagen district is underlain by highly mineralized volcanics and sediments and is one of the most important ore districts in Europe, containing deposits of iron, manganese, base-metal and silver sulphides. The district contains the well known historic and current Sala, Falun, Garpenberg and Zinkgruvan mines.

SALA: The Swedish drill contractor, Drill Skill AB has pre-collared 6 holes ranging from 27m to 200m depth. This was to ensure the holes successfully penetrated the overlying boulder-strewn glacial till sequence and pre-collared barren dolomite above the target zone. The diamond drill rig is now onsite, and core drilling has commenced at the first hole. The Company has also received permission for drill sites further west of the current holes to enable deeper drilling if the first phase of drilling proves successful.

TOMTEBO: A preliminary analysis of the Induced Polarization survey (IP) completed at Tomtebo late last year has supported the existence of a previously unexplained EM conductor located 300m NE of the largest workings at Tomtebo. Several other EM conductors previously identified as being caused by man-made activities are also being reviewed as possible targets since they also were detected as high-chargeability anomalies by the IP survey. The Company has let a further contract to SMOY of Finland to undertake two lines of dipole-dipole IP across the best conductive zones. This type of IP will enable the Company to better target the EM anomalies with diamond drilling.

VITTURN: One of the better known historic mineral fields in the Bergslagen District is Stollberg where there are deep abandoned base metal and silver mines. Numerous old mines and workings occur along this north-south trending belt over a distance of 12kms. At the northern end of the field the Company owns the Vitturn 1 and 2 licences and believes the host mineral sequence may extend under till cover into this licence area. In order to test the theory, the Company has let a contract to SMOY of Finland for a gradient array IP survey totalling about 19 line kms over the zone of interest. This program is expected to be undertaken in mid-March.

JONSMOSSEN: The Company has also staked two new licence areas on the southern extension to the Stollberg field known as Stollberg 2 and Jonsmossen. Last year, Company geologists obtained elevated base-metal results in a sample taken from an old pit on the Stollberg 2 claim.

The Stollberg field is characterized by the occurrence of adjacent and overlapping manganese-, magnetite- and sulphide-rich ores. A strong magnetic anomaly within the Stollberg 2 claim can be used to identify the stratigraphic horizon where base-metal ores are most likely to occur. The Company's Stollberg 1 claim was flown recently with airborne EM by Skytem of Denmark.


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                                      -2-

In  the  Jonsmossen  area,  several  smaller  showings  of  the  same  type  and stratigraphic location as the Stollberg ores were located by the government-owned exploration company NSG (Namnden for Statens Gruvegendom) in the late 1980's. Several sphalerite-rich boulders have since been found within the area suggesting that yet-undiscovered mineralization may exist. Exploration work is planned for the 2008 field season.

The qualified person for Tumi's Projects, David Henstridge, a Fellow of the Australasian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited the Bergslagen District of Sweden and has verified the contents of this press release.

On behalf of the Board,                     COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                        or email: mbermudez@chasemgt.com
-----------------------                     website: www.tumiresources.com
David Henstridge,
President & CEO                             INVESTOR INFORMATION CONTACT:
                                            Mining Interactive
                                            Nick L. Nicolaas at (604) 657-4058
                                            or email: nick@mininginteractive.com


FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.


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